Exhibit 99.1

WiMi Files Its Annual Report on Form 20-F

BEIJING, April 22, 2025/ - WiMi Hologram Cloud Inc. (Nasdaq: WIMI) (“WiMi” or the “Company”), a leading hologram augmented reality (“AR”) technology provider, today announced that it has filed its annual report on Form 20-F for the fiscal year ended December 31, 2024, with the Securities and Exchange Commission (the “SEC”).

The company reported that its operation result made a significant turnaround, transitioning from a net loss of around RMB 510.4 million in 2023 to a net income of approximately RMB 103.3 million (USD 14.4 million) in 2024. This remarkable shift highlights the company’s effective operation strategies and strong management.

Moreover, the company had a substantial increase in its cash and cash equivalents and Short-term investments, which further solidifies its financial position. Our Cash and cash equivalents and Short-term investments increased by approximately RMB 1.14 billion, or 148.0%, from approximately RMB 773.9 million for the year ended December 31, 2023 to approximately RMB 1.92 billion (USD 266.9 million) for the year ended December 31, 2024.This improved financial situation equips the company to pursue new development opportunities, invest in innovation research, and drive future business growth.

The information disclosed in this press release does not purport to be complete and is qualified in its entirety by reference to the Company’s annual report on Form 20-F. The annual report, which contains the Company’s audited consolidate statements, can be accessed on the SEC’s website at http://www.sec.gov and on the Company’s investor relations website at http://ir.wimiar.com/.

The Company will provide a copy of its annual report containing the audited consolidated financial statements, free of charge, to its shareholders upon request. Requests should be directed to Investor Relations Department, Room#1508, 4th Building, Zhubang 2000 Business Center, No. 97, Balizhuang Xili, Chaoyang District, Beijing,The People’s Republic of China..

About WIMI Hologram Cloud Inc.

WiMi Hologram Cloud Inc. (NASDAQ: WIMI), whose commercial operations began in 2015, is a holographic cloud comprehensive technical solution provider that focuses on professional areas including holographic AR automotive HUD software, 3D holographic pulse LiDAR, head-mounted light field holographic equipment, holographic semiconductor, holographic cloud software, holographic car navigation and others. Its services and holographic AR technologies include holographic AR automotive application, 3D holographic pulse LiDAR technology, holographic vision semiconductor technology, holographic software development, holographic AR advertising technology, holographic AR entertainment technology, holographic ARSDK payment, interactive holographic communication and other holographic AR technologies. For more information, please visit http://ir.wimiar.com.

Safe Harbor / Forward-Looking Statement

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Among other things, the business outlook and quotations from management in this press release, as well as the Company’s strategic and operational plans, contain forward-looking statements. The Company may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (“SEC”) on Forms 20-F and 6-K, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s goals and strategies; the Company’s future business development, financial condition and results of operations; the expected growth of the AR holographic industry; and the Company’s expectations regarding demand for and market acceptance of its products and services. Further information regarding these and other risks is included in the Company’s annual report on Form 20-F and current report on Form 6-K and other documents filed with the SEC. All information provided in this press release is as of the date of this press release, and the Company does not undertake any obligation to update any forward-looking statement, except as required under applicable laws.

Contacts

WIMI Hologram Cloud Inc.

Email: pr@wimiar.com

ICR, LLC

Robin Yang

Tel: +1 (646) 975-9495

Email: wimi@icrinc.com